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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 19, 2008

Little Squaw Gold Mining Company

(Exact Name of Registrant as Specified in its Charter)

Alaska	**001-06412**	**91-0742812**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3412 S Lincoln Drive, Spokane WA	**99203-1650**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (509) 624-5831

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 8.01 Other Events

On February 19, 2008, Little Squaw Gold Mining Company ("Little Squaw" or "the Company") reported that it has canceled an Exclusivity Agreement ("the Agreement") pertaining to the potential purchase of the Livengood Bench placer gold deposit in Alaska (see the Company's Form 8K filed January 10, 2008).

The Company recently completed a due diligence and commercial scoping study on the Livengood property. The Board of Directors concluded the property is not a suitable investment for Little Squaw.

For additional information, please see the press release, incorporated herein as exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1 - Press Release, February 19, 2008

SIGNATURES

In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Little Squaw Gold Mining Company
(Registrant)

Dated: February 21, 2008   By: /s/ Ted R. Sharp

                                            Ted R. Sharp
                                            Principal Financial Officer



EXHIBIT 99.1

PRESS RELEASE 4-08

Little Squaw Terminates Livengood Bench Placer Agreement

Spokane WA – February 19, 2008 - Little Squaw Gold Mining Company (LITS:OTC.BB -- $0.76) (“Little Squaw” or “the Company”) reports that it has canceled an Exclusivity Agreement (“the Agreement”) pertaining to the potential purchase of the Livengood Bench placer gold deposit in Alaska (see the Company’s January 7, 2008 press release).

The Company recently completed a due diligence and commercial scoping study on the Livengood property. The Board of Directors concluded the property is not a suitable investment for Little Squaw.

Richard Walters, President of Little Squaw Gold Mining Company, is responsible for this news release. For additional information regarding Little Squaw Gold Mining, contact Susan Schenk, Manager of Investor Relations, by telephone at (509) 535-6156, or by e-mail at ir@littlesquawgold.com. Little Squaw maintains a comprehensive Web site at www.littlesquawgold.com.

Little Squaw Gold Mining is engaged in the business of precious-metals discovery. This endeavor carries certain risks that are commensurate with the potential rewards of such efforts. These risks cannot be quantified and should not be taken lightly. All statements made here regarding the firm’s investment potential should be considered “forward-looking statements” as defined by prevailing regulatory guidelines. As forward-looking statements, these items represent the measured professional judgment of management. They do not, however, represent guarantees, and unforeseen and/or unforeseeable future developments that may render them either incomplete or incorrect. Actual results, plans, programs, and financial performance may differ materially from express or implied forward-looking statements.